Exhibit F

Calculation of Filing Fee Tables

Schedule TO-I

Oxford Park Income Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$201,001.35 (1)	0.00014760%	$29.67 (2)
Fees Previously Paid	--	--
Total Transaction Valuation	$201,001.35 (1)	--
Total Fees Due for Filing			$29.67
Total Fees Previously Paid
Total Fee Offsets			--
Net Fee Due			$29.67

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares, based upon the Fund’s net asset value as of September 30, 2023.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024, equals $147.60 per million dollars of the value of the transaction.